

September 17, 2010

Ms. Donna L. Belusar
Senior Vice President and Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

   Re: CTS Corporation
      Form 10-K for the fiscal year ended December 31, 2009
      Filed February 23, 2010
      Form 10-Q for the quarterly periods ended April 4, 2010 and July 4, 2010
      File No. 001-04639

Dear Ms. Belusar:

  We have reviewed your filings and supplemental response letter dated August 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Exhibit 13. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Retirement Plans, page 5

1.   We reference the range of discount rates and expected returns on plan assets for your foreign plans disclosed on page 5. With a view toward providing enhanced disclosure in future filings, please tell us the reason for the significant variance in these rates and returns and clarify how they were determined. In your response, please provide any proposed disclosure for future filings.

2.   As a related matter, please tell us the materiality of foreign plan assets/ obligations compared to total plan assets/obligations.

3.   With a view toward providing enhanced disclosure in future filings, please tell us how you considered the guidance in FASB ASC 715-20-50-1(k) and 715-30-35-45 in determining your discount rates. In your response, please provide any proposed disclosure for future filings.

Executive Compensation, page 20

4.   We note that your response to prior comment 3 does not address the first or second bullet points to our comment. As such, you have not provided us with an adequate explanation for how you concluded that: (1) you entered into the indemnification agreement in the ordinary course of your business, as provided in Item 601(b)(10)(i) of Regulation S-K, and (2) you are not substantially dependent upon the indemnification agreement, as provided in Item 601(b)(10)(ii) of Regulation S-K. With respect to whether you entered into the indemnification agreement in the ordinary course of your business, please address the second bullet to prior comment 3 and focus your response on whether, and if applicable, how often you have entered into similar indemnification agreements in the past. With respect to the applicability of Item 601(b)(10)(ii), please explain why you believe it is not necessary to assess whether you are substantially dependent on the indemnification agreement and, regardless of your conclusion, respond to the first bullet to prior comment 3. Otherwise, please file the agreement as an exhibit.

Ms. Donna L. Belusar
CTS Corporation
September 17, 2010
Page 3

Financial Statements

Note H – Retirement Plans, page 28

5.   In the first table on page 30, we note that the discount rate utilized for the benefit obligation assumptions varies from the discount rate utilized for the pension income/postretirement expense assumptions. With a view toward providing enhanced disclosure in future filings, please describe the reasons for utilizing different discount rates. In your response, please provide any proposed disclosure for future filings.

6.   In the table on page 31, we see the disclosure regarding your pension plan asset allocation. With a view toward providing enhanced disclosure in future filings, please tell us how you considered the disclosure requirements of FASB ASC 715-20-50-1(d)(5)(ii), particularly in regard to providing details of the equity securities holdings segregated by industry type, company size or investment objective. In your response, please provide any proposed disclosure for future filings.

7.   On page 31, we see the fair value of your Level 3 pension plan assets were determined by private equity fund managers who use current industry information pertinent to the various invested businesses. With a view toward providing enhanced disclosure in future filings, please explain in more detail the methodology the private equity fund manager utilizes. Refer to FASB ASC 715-20-50-1(d)(3). In your response, please provide any proposed disclosure for future filings.

        You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief